Exhibit 12
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2004	2003	2002	2001	2000

Pre-tax income from continuing operations	$56,792	$49,312	$33,401	$40,277	$58,915

Fixed Charges:
Interest expense	$9,589	$6,289	$1,885	$4,968	$1,140
Amortized premiums	—	91	61	61	61
Interest component of rental expense(1)	488	411	352	586	546

Total Fixed Charges	$10,077	6,791	$2,298	$5,615	$1,747

Pre-tax income from continuing operations plus fixed charges	$66,869	56,103	$35,699	$45,892	$60,662

Ratio of Earnings to Fixed Charges	6.6x	8.3x	15.5x	8.2x	34.7x

		First Three
	Quarter Ended	Quarters Ended
	October 1, 2005	October 1, 2005

Pre-tax income from continuing operations	$17,470	$49,142

Fixed Charges:
Interest expense	$2,389	$7,203
Interest component of rental expense (1)	122	366

Total Fixed Charges	$2,511	$7,569

Pre-tax income from continuing operations plus fixed charges	$19,981	$56,711

Ratio of Earnings to Fixed Charges	8.0x	7.5x

The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with the year beginning January 1, 2002. If the Company had adopted this accounting change beginning January 1, 2000, and had not amortized goodwill as under prior accounting policies, the ratio of earnings to fixed charges would have been 36.2x and 9.5x for the years ended December 31, 2000 and 2001.

(1)	Represents appropriate portion (1/3) of rental expense.